EXHIBIT 99.1

Solaris Receives Final US$50 Million Tranche Under Royal Gold Funding Package

HIGHLIGHTS OF THE PRESS RELEASE:

  Final US$50 Million Tranche Received – Receipt of the third and final tranche completes the US$200 million non-dilutive funding package with Royal Gold.

  Strong Balance Sheet – Solaris reported cash and cash equivalents of US$54 million as at June 30, 2026, with the additional US$50 million further strengthening the Company’s financial position.

  Advancing Warintza Toward Final Permits – The strengthened balance sheet provides the financial capacity to continue advancing the workstreams required to progress Warintza toward a fully permitted project.

QUITO, Ecuador, Nov. 09, 2026 (GLOBE NEWSWIRE) -- Solaris Resources Inc. (“Solaris” or the “Company”) (TSX: SLS; NYSE: SLSR) is pleased to announce that it has received the third and final US$50 million tranche under its US$200 million funding package with RGLD Gold AG, a wholly owned subsidiary of Royal Gold, Inc. (together, “Royal Gold”).

Receipt of the final tranche completes the three scheduled instalments under the funding package, comprising an initial US$100 million tranche and two subsequent US$50 million tranches.

The Company reported cash and cash equivalents of US$54 million as at June 30, 2026. The additional US$50 million further strengthens Solaris’ balance sheet and provides additional financial flexibility to advance its social, permitting, technical and operational workstreams in parallel as it progresses Warintza toward a fully permitted project.

Matthew Rowlinson, President and Chief Executive Officer of Solaris, commented: “Receipt of the final tranche completes the US$200 million Royal Gold funding package and materially strengthens our liquidity as we advance Warintza’s social, permitting and technical workstreams. The package has provided substantial capital without an equity issuance while preserving strategic flexibility. We thank Royal Gold for their partnership and continued support as we responsibly advance Warintza.”

Royal Gold Funding Package
The US$200 million non-dilutive funding package was entered into in May 2025 and comprises a gold stream and net smelter return royalty. The funding was payable in three instalments: US$100 million at closing, US$50 million following publication of the Pre-Feasibility Study and receipt of the Environmental Impact Assessment technical approval, and the final US$50 million tranche following completion of the required security filings.

On behalf of the Board of Solaris Resources Inc.

“Matthew Rowlinson”
President & CEO, Director

For Further Information

Patrick Chambers, VP Business Development & Investor Relations
Email: pchambers@solarisresources.com

About Solaris Resources Inc.

Solaris Resources is a copper-gold exploration and development company advancing a portfolio of high-quality assets across the Americas. Its flagship asset is the 100%-owned Warintza copper porphyry Project in southeast Ecuador. Solaris is committed to responsible mining practices that prioritize environmental stewardship, shared value creation, and long-term benefits for local communities and stakeholders.

Cautionary Notes and Forward-looking Statements

This document contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking statements. These statements include statements regarding the Company’s future exploration and development plans, growth and value; the timing, completion and potential results of such exploration and development plans; planned activities and potential future opportunities at Warintza; the timing and ability to obtain the requisite permits and regulatory approvals, if at all; the expected benefits of the Royal Gold funding package and the Company’s ongoing relationship with Royal Gold; the timing and outcome of the Government-led consultation process and other permitting processes; the ongoing ability to work cooperatively with stakeholders; and the use of and sufficiency of capital to fund the Company’s planned activities. Although Solaris believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking statements. The Company has based these forward-looking statements and information on the Company’s current expectations and assumptions about future events including assumptions regarding the exploration and regional programmes. These statements also involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Solaris Management’s Discussion and Analysis, for the year ended December 31, 2025 available at www.sedarplus.ca. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Solaris does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.